

Mail Stop 4720

May 21, 2018

Eric M. Sprink
President and Chief Executive Officer
Coastal Financial Corporation
5415 Evergreen Way
Everett, WA 98203

> **Re: Coastal Financial Corporation**
> **Draft Registration Statement on Form S-1**
> **Submitted April 27, 2018**
> **CIK No. 0001437958**

Dear Mr. Sprink:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Use of Proceeds, page 39

2. Revise to disclose if any material amounts will be kept at the holding company or invested in subsidiaries other than the Bank.

Executive Compensation

Non-Equity Incentive Compensation, page 104

3.   We note that your executive officers received non-equity incentive plan compensation for attaining certain corporate performance goals. Please revise to include a general description of these corporate performance goals. See Item 402(o)(5) of Regulation S-K.

Principal and Selling Shareholders, page 113

4.   Please identify the natural person(s) who exercise the sole or shared voting and/or investment power with respect to the shares held by CJA Private Equity Financial Restructuring Master Fund I, LP. See Instruction 2 to Item 403 of Regulation S-K.

Certain Related Party Transactions, page 116

5.   Please expand your disclosure in this section to address not only the transactions since the start of the last fiscal year (2017), but also the two fiscal years preceding the last fiscal year. Refer to Instruction 1 to Item 404 of Regulation S-K.

Letter Agreement with Hovde Group, LLC, page 118

6.   You disclose that on January 6, 2015, you entered into a letter agreement with Hovde Group, LLC, which was terminated as of April 27, 2018, and that notwithstanding the foregoing, if "certain specified transactions occur within twelve months of April 27, 2018, Hovde Group, LLC could be entitled to compensation in excess of $120,000." Please revise to describe in greater detail the nature of such specified transactions and how such compensation amount would be determined.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services

cc: Joel G. Edwards
       Aaron M. Kaslow, Esq.